FRAN STOLLER Partner 345 Park Avenue New York, NY 10154-1895	Direct 212.407.4935 Main 212.407.4000 Fax 212.214.0706 fstoller@loeb.com

April 27, 2007

John Reynolds, Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                     Arcade Acquisition Corp.
Form S-1 Registration Statement
File No. 333-140814

Dear Mr. Reynolds:

On behalf of our client, Arcade Acquisition Corp., a Delaware corporation (the “Company”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”), pursuant to Section 6 of and Regulation C under the Securities Act of 1933, as amended, and Rule 101(a)(1)(i) of Regulation S-T under the Commission’s Electronic Data Gathering and Retrieval System (EDGAR), one complete electronic version of Amendment No. 3 (“Amendment No. 3”) to the Company’s Registration Statement on Form S-1 (No. 333-140814) (together, the “Registration Statement”), including one complete electronic version of the exhibits filed therewith.

Amendment No. 3 is being filed to respond to a verbal comment received from Thomas Kluck of the Staff on April 26, 2007 requesting that the Company clarify that the amount in the trust available to pay redeeming stockholders includes the proceeds of the private placement of the founding director warrants.  We have added language on pages 2 and 12 of Amendment No. 3 in response to this comment.  Amendment 3 also contains certain additional minor revisions, including to the ages of the executive officers (on page 51) and their ownership interests in Arcade Acquisition Investors, LLC (on page 55).

Your prompt attention to this filing would be greatly appreciated.  The Company expects to submit its acceleration request within the next three weeks.  Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4935.

Sincerely,

/s/ Fran Stoller

Fran Stoller

Partner

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